UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Merant plc
(Name of Subject Company)

Merant plc
(Names of Person(s) Filing Statement)

Ordinary Shares, nominal value £0.02 each,
and American Depositary Shares, each representing 5 Ordinary Shares
(Title of Class of Securities)

587336 10 8 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Gerald Perkel
President and Chief Executive Officer
3445 NW 211th Terrace
Hillsboro, Oregon 1 (503) 617 2735
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits

Exhibit Number	Description
1	Joint press release dated March 3, 2004, announcing that Serena Software, Inc. and Merant plc have reached agreement on the terms of a recommended cash and share offer to be made by Serena to acquire all of the issued and to be issued share capital of Merant (including those Merant shares underlying the Merant American Depositary Shares)